

16014397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2016
Washington DC
404

SEC FILE NUMBER
8- 44516

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oriental Financial Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Professional Office Park VI 997 San Roberto Street 9th Floor
(No. and Street)

San Juan (City) Puerto Rico (State) 00926 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ana Suarez (787)993-4288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

250 Munoz Rivera Avenue, Suite 1100 (Address) San Juan, (City) Puerto Rico (State) 00918 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ana Suarez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oriental Financial Services Corp., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affidavit Number 76
Sworn and subscribed before me by Ana Suarez, of legal age, married in her capacity as Chief Compliance Officer of Oriental Financial Services and resident of Guaynabo, PR, whom I personally known.

Ana R Suarez
Signature

Chief Compliance Officer
Title

In San Juan, PR this 22nd February, 2016

Notary Public
* My commission never expires



Pedro A. Hernández Freire
Abogado - Notario

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RECIBO
00246085
Abogado - Notario
01/28/2016
$5.00
$5 Sello Asistencia Legal
54819-2016-0128-56384621



KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Board of Directors
Oriental Financial Services Corp.

We have audited the accompanying statement of financial condition of Oriental Financial Services Corp. (the Company) as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and 17 C.F.R. § 1.10. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

San Juan, Puerto Rico
February 29, 2016

License No. 21
Expires December 1, 2016


E196918
COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
$5.00

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Financial Condition

December 31, 2015

Assets		
Cash	$	183,809
Deposit with clearing organization		150,000
Money market with clearing organization		4,548,680
Securities owned – at fair value		288,368
Receivables from broker-dealers and others, net		1,508,920
Deferred tax assets		1,864,458
Due from affiliates (note 7)		288,483
Property and equipment, net		197,519
Prepaid expenses and other assets		1,324,463
Total assets	$	10,354,700
Liabilities		
Accounts payable and accrued expenses	$	2,243,373
Total liabilities		2,243,373
Stockholder's equity:		
Common stock, $1 par value. Authorized, issued, and outstanding 1,000 shares.		1,000
Additional paid-in capital		9,973,215
Accumulated deficit		(1,862,888)
Total stockholder's equity		8,111,327
Commitments and contingencies		
Total liabilities and stockholder's equity	$	10,354,700

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Operations

Year ended December 31, 2015

Revenue:		
Commissions	$	2,441,673
Trading losses		(28,523)
Revenue from sale of investment company shares		2,962,304
Investment management fees		3,500,388
Other income		1,021,580
Total revenue		9,897,422
Expenses:		
Employee compensation and benefits (note 7)		4,548,636
Management and service fees (note 7)		835,789
Clearing broker fees		444,882
Claims and settlements		4,198,591
Occupancy and equipment (note 7)		460,070
Wrap fees		519,333
Professional services		946,097
Advertising and promotion		35,000
Taxes, other than payroll and income taxes		181,892
Communications		75,415
Other		395,210
Total expenses		12,640,915
Loss before income tax benefit		(2,743,493)
Income tax benefit		(880,605)
Net loss	$	(1,862,888)

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)
Statement of Changes in Stockholder's Equity

Year ended December 31, 2015

		Common Stock	Additional paid-in capital	Accumulated deficit	Total
Balances at December 31, 2014	$	1,000	9,879,380	—	9,880,380
Net loss		—	—	(1,862,888)	(1,862,888)
Group allocation of equity-based compensation		—	93,835	—	93,835
Balances at December 31, 2015	$	1,000	9,973,215	(1,862,888)	8,111,327

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)
Statement of Cash Flows

Year ended December 31, 2015

Cash flows from operating activities:		
Net loss	$	(1,862,888)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred income tax benefit		(966,995)
Stock-based compensation		93,835
Depreciation and amortization		46,986
Bad debt expense		266,147
Retainer bonus disbursements		(295,458)
Amortization of retainer bonuses		116,371
Changes in operating assets and liabilities:		
Money market with clearing organization		(4,548,680)
Receivables from broker-dealers and others - net		(980,603)
Securities owned, at fair value – net		1,305,357
Prepaid expenses and other assets		777,594
Due from affiliates		30,017
Accounts payable and accrued expenses		1,579,392
Unearned revenue		(82,157)
Net cash used in operating activities		(4,521,082)
Net decrease in cash and cash equivalents		(4,521,082)
Cash– beginning of year		4,704,891
Cash– end of year	$	183,809

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of OFG Bancorp)

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

(1) Organization and Summary of Significant Accounting Policies

Organization and Description of Business

Oriental Financial Services Corp. (the Company) is a wholly owned subsidiary of OFG Bancorp (the Group) and is incorporated under the laws of the Commonwealth of Puerto Rico. The Company is engaged in brokerage, underwriter syndicate and offerings, and investment advisory services in Puerto Rico and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. The Company is approved as a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and does not carry customer accounts; accordingly, it is exempt from the Customer Protection Rule (Securities and Exchange Commission (SEC) Rule 15c3-3) pursuant to Provision K(2)(ii) of such rule.

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles (GAAP). The following is a summary of the Company's most significant accounting policies:

(a) Basis of Presentation

The financial statements of the Company are prepared for the purpose of complying with statutory requirements of the Commonwealth of Puerto Rico, the SEC, and FINRA.

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the statement of financial condition and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the valuation of deferred tax assets, receivables from broker-dealers and others, securities owned, the useful lives of property and equipment, share-based compensation, and accruals for claims and settlements.

(c) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned are carried at fair value and the changes in fair value are included in determination of income (loss) for the reporting period.

(d) Revenue Recognition

Commissions, revenue from sale of investment company shares, and commissions related clearing broker expenses and investment management fees are recorded on a trade-date basis or as earned.

Investment banking revenue includes gains, losses, and fees, net of syndicate expenses arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenue also includes fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Other income and expenses are accounted for on the accrual basis. Dividend and interest income are recognized on ex-dividend date on accrual basis.

(e) ***Property and Equipment***

Property and equipment are stated at cost. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful lives of the assets, which range from five to ten years. Depreciation on equipment is calculated on the straight-line method over the estimated useful lives of the assets, which range from three to five years. Total depreciation and amortization for the year ended December 31, 2015 amounted to $46,986.

(f) ***Income Taxes***

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(g) ***Accounting for Transfers of Financial Assets and Extinguishments of Liabilities***

The Company recognizes the financial assets it controls and the liabilities it has incurred. At the same time, it derecognizes financial assets when control has been surrendered and liabilities when they are extinguished.

(h) *Concentrations of Credit Risk*

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(i) *Fair Value Measurements*

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
- Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

(j) *Group of Related Entities*

The Internal Revenue Code for a New Puerto Rico (the 2011 Code) requires that entities exceeding a predefined volume of business issue audited financial statements for filing with local taxing authorities. This predefined volume of business is determined in a "controlled group" basis, as defined in the 2011 Code. The following related entities, as defined by the 2011 Code, are engaged in active trade or business within Puerto Rico:

- Oriental Bank, Inc.
- Oriental International Bank, Inc.
- Oriental Insurance LLC, previously known as Oriental Insurance Inc., and
- OFG Bancorp

(k) Subsequent events

The Company has evaluated the impact of subsequent events through February 29, 2016 which is the date these financial statements were issued. No events have occurred subsequent to the statement of financial condition date and to the date the financial statements were issued, that would require additional adjustment, to or disclosure in the financial statements.

(l) Recently Issued Accounting Pronouncements

Revenue from Contracts with Customers - In May 2015, Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2015-09, *Revenue from Contracts with Customers (Topic 606).* The amendments in ASU 2015-09 supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. The general principle of the amendments require an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance sets forth a five step approach to be utilized for revenue recognition. The amendments are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Management is currently assessing the impact to the Company's financial statements.

Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures - In June 2015, FASB issued ASU No. 2015-11, *Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures.* The amendments in the ASU require repurchase-to-maturity transactions to be recorded and accounted for as secured borrowings. Amendments to Topic 860 also require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty (i.e., a repurchase financing), which will result in secured borrowing accounting for the repurchase agreement, as well as additional required disclosures. The accounting amendments and disclosures are effective for annual periods beginning after December 15, 2015, and interim periods beginning after December 15, 2015. The disclosures for repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions accounted for as secured borrowings are required to be presented for annual periods beginning after December 15, 2015, and for interim periods beginning after December 15, 2015. The adoption of this guidance will not have a material effect on the financial statements.

Going Concern - In August 2015, the FASB issued ASU No. 2015-15, *Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern,* a new going concern standard, which requires management to assess at each interim and annual reporting period whether substantial doubt exists about the company's ability to continue as a going concern. Substantial doubt exists if it is probable (the same threshold that is used for contingencies) that the company will be unable to meet its obligations as they become due within one year after the date the financial statements are issued or available to be issued (assessment date). Management needs to consider known (and reasonably knowable) events and conditions at the assessment date. For all entities, this standard is effective for annual periods and interim periods within those annual periods beginning after December 15, 2016, with earlier adoption permitted. The adoption of this standard is not expected to have a material impact on the financial position or results of operations.

Hybrid Financial Instruments - In December 2015, the FASB issued ASU No. 2015-16, *Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity (a consensus of the FASB Emerging Issues Task Force),* a standard that will require a company that issues or invests in a hybrid financial instrument (e.g., a preferred share with a redemption feature, a conversion feature, or both) to determine the nature of the host contract by considering the economic characteristics of the entire instrument, including the embedded derivative feature that is being evaluated for separate accounting. Concluding the host contract is debt-like (versus equity-like) may result in substantially different answers about whether certain features must be accounted for separately. The guidance provides a modified retrospective transition for all existing hybrid financial instruments in the form of a share, with the option for full retrospective application. The new standard is effective for fiscal years, beginning after December 15, 2015 and interim periods within fiscal years, beginning after December 15, 2016. Early adoption, including adoption in an interim period, is permitted. The adoption of this standard is not expected to have a material impact on the financial position or results of operations.

Other Potential Amendments to Current Accounting Standards - FASB and the International Accounting Standards Board, either jointly or separately, are currently working on several major projects, including amendments to existing accounting standards governing financial instruments, leases, and consolidation and investment companies. As part of the joint financial instruments project, FASB has issued a proposed ASU that would result in significant changes to the guidance for recognition and measurement of financial instruments, in addition to the proposed ASU that would change the accounting for credit losses on financial instruments discussed above. FASB is also working on a joint project that would require substantially all leases to be capitalized on the balance sheet. Upon completion of the standards, the Company will need to re-evaluate its accounting policies and disclosures. However, due to ongoing deliberations of the standard setters, the Company is currently unable to determine the effect of future amendments or proposals.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

NOTES TO FINANCIAL STATEMENTS
December 31, 2015

(2) Cash, Money Market with Clearing Organization, and Deposits with Clearing Organization

Cash and highly liquid investments balances at December 31, 2015 are as follow:

Cash	$	183,809
Deposits with clearing organization		150,000
Money market with clearing organization		4,548,680
	$	4,882,483

(3) Securities Owned

The following table sets forth the Company's securities owned recorded at fair value as of December 31, 2015:

Puerto Rico government securities	$	250,483
Other equity securities		37,885
	$	288,368

The following table presents the classification in the fair value hierarchy of securities that are measured at fair value on a recurring basis:

			Fair value measurement at reporting date using		
		December 31, 2015	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobsevable inputs (Level 3)
Puerto Rico government securities	$	250,483	—	250,483	—
Other equity securities		37,885	—	37,885	—
	$	288,368	—	288,368	—

The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2, or Level 3 during the year ended December 31, 2015.

(4) Prepaid Expenses and Other Assets

Prepaid expenses and other assets at December 31, 2015 consist of the following:

Prepaid retainer bonuses	$	539,789
Prepaid municipal taxes		77,994
Prepaid income taxes		629,921
Prepaid others		70,819
Other assets		5,939
	$	1,324,462

Prepaid retainer bonuses comprised amounts advanced to new brokers under promissory note agreements that require the brokers to repay the Company the amounts advanced by making annual payments on the anniversary dates established in the agreements. Under the terms of the agreements, the brokers are not required to repay the Company if at the anniversary date (date of scheduled repayment), the brokers achieve certain milestones and comply with the conditions established in the promissory note.

(5) Property and Equipment

Property and equipment at December 31, 2015 consist of the following:

	Estimated useful lives (in years)		
Leasehold improvements	5-10	$	373,500
Furniture, fixtures, and equipment	3-5		104,531
Computer and communication equipment	3		143,762
Total			621,793
Less accumulated depreciation and amortization			(424,274)
Total		$	197,519

(6) Clearing Agreement

The Company has a clearing agreement (the Agreement) with Pershing LLC (Pershing). Pershing is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC. Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults. Also, under the terms of the Agreement, the Company is required to maintain a minimum deposit with Pershing at all times. This deposit amounted to $150,000 as of December 31, 2015.

(7) Transactions with Affiliated Companies

The Company receives technical, operational, and consulting services from Oriental Bank (the Bank), a related party, for which it is charged management and service fees for the year ended December 31, 2015, the Company was charged $835,789 by the Bank for these services. In addition, the Company is also charged by the Bank for the use of facilities and equipment, and for occupancy, which amounted in 2015 to approximately $60,000 and $180,000, respectively, included in occupancy and equipment expenses in the statement of operations. In order to prevent non-compliance of the Bank with Regulation W, the Company prepays on a monthly basis an estimated amount for these services. At December 31, 2015, the amount prepaid by OFS was $288,483, which was included as due from affiliate in the statement of financial condition.

The Company's employees participate in the Group's equity-based compensation plans. During the year ended December 31, 2015, the Group allocated stock compensation expense of $93,835 to the Company. The Group follows the fair value method of recording stock-based compensation.

The Company also maintains an operating cash account with the Bank amounting to approximately $184,000 as of December 31, 2015, included in cash in the statement of financial condition.

(8) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed the 15.00 to 1.00. At December 31, 2015, the Company had net capital of $4,039,767, which is $3,789,767 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2015 is 0.56 to 1.00.

(9) Income Taxes

The Company is subject to the dispositions of the 2011 Internal Revenue Code of the New Puerto Rico, as amended (the Code). Among others, the Code imposes a maximum corporate tax rate of 39%. Recent Code amendments have been incorporated to increase government collections in order to alleviate the structural deficit. On May 29, 2015 the Governor signed Act No. 72 of 2015. The most relevant provisions of the Act, as applicable to the Company, for taxable years beginning after December 31, 2014, are as follows: (1) establishes a new definition of "large taxpayers," which require them to file its tax return following a special procedure established by the Secretary of the Treasury, (2) net operating losses carried forward may be deducted up to 70% of the alternative minimum net income for purposes of computing the alternative minimum tax, and (3) net operating losses carried forward may be deducted up to 80% of the net income for purposes of computing the regular corporate income tax.

Other tax provisions applicable during 2015 are the increase of the Sales and Use Tax (SUT) from 7% to 11.5% beginning July 1st, 2015 and a special SUT to business to business transactions of 4%, beginning October 1st, 2015. These were implemented as a transitional phase to the enacted Value Added Tax (VAT) of 10.5%, which will be in place on April 1st, 2016, along with a Municipal SUT of 1% on certain taxable items.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

NOTES TO FINANCIAL STATEMENTS
December 31, 2015

Under Puerto Rico law, all companies are treated as separate taxable entities and are not entitled to file consolidated tax returns. The Company and its subsidiaries are subject to Puerto Rico regular income tax or Alternative Minimum Tax ("AMT") on income earned from all sources. The AMT is payable if it exceeds regular income tax. The excess of AMT over regular income tax paid in any one year may be used to offset regular income tax in future years, subject to certain limitations.

The components of income tax expense (benefit) for the year ended December 31, 2015 are as follows:

Current income tax expense	$	86,390
Deferred income tax benefit		(966,995)
Income tax benefit	$	(880,605)

The Company's income tax benefit differs from amounts computed by applying the applicable statutory rate to loss before income taxes as follows:

		Amount	Rate
Tax benefit at statutory rate	$	(1,069,962)	39.00%
Exempt income, net		(4,774)	0.17%
Non-deductible expenses		115,682	(4.22)%
Other		78,249	(2.85)%
Income tax benefit	$	(880,605)	32.10%

The components of the Company's deferred tax assets at December 31, 2015 are as follows :

Deferred tax assets:		
Net operating loss carryforward	$	654,302
Claims and settlements		698,974
Unrealized loss		147,731
Reserve for doubtful accounts		226,590
Other items		136,861
Total deferred tax asset	$	1,864,458

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Based upon the projections for future taxable income over the periods in which the deferred tax assets are expected to reverse, management believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2015. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

The Company follows a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation process, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. There are no uncertain tax positions recognized in the financial statements as of December 31, 2015.

The Company is potentially subject to income tax audits in the Commonwealth of Puerto Rico for taxable years 2011 to 2014, until the applicable statute of limitations expire. Tax audits by their nature are often complex and can require several years to complete.

(10) Contingencies

In the normal course of business, the Company executes settles, and finances customer, correspondent, and proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers.

The Company is subject to examinations from its regulators. Such examinations could result in fines and penalties against the Company. On May 4, 2015, the Company accepted and consented, without admitting or denying the findings that the Company had failed to produce information related to transactions in a customer's arbitration until after the arbitration hearing had begun. The Company also inaccurately represented to the claimant that it did not have responsive documents in its possession, custody, or control. The Company paid a fine of $50,000. On June 30, 2015, assisted by a consultant the Company conducted a review of the Company clients' purchase transactions conducted in Puerto Rico securities (mutual funds and government bonds) between December 14, 2012 and June 30, 2013. As a result of the review, the Company provided restitution payment for 95 transactions concentrated in Puerto Rico assets for a total payment of $2,109,917.

The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. Subject to the accounting and disclosure framework under the provisions of ASC 450, it is the opinion of the Company's management, based on current knowledge and after taking into account its current legal accruals, that the eventual outcome of all matters would not be likely to have a material adverse effect on the statements of financial condition of the Company. Nonetheless, given the substantial or indeterminate amounts sought in certain of these matters, and the inherent unpredictability of such matters, an adverse outcome in certain of these matters could, from time to time, have a material adverse effect on the Company's results of operations or cash flows in particular annual periods. The Company has evaluated all litigation and regulatory matters where the likelihood of a potential loss is deemed reasonably possible. The Company has determined that the estimate of the reasonably possible loss is not significant. At December 31, 2015 the Company had $1,792,242 related to claims and settlements, which is included in accounts payable and accrued expenses in the statement of financial condition.

Schedule I

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of OFG Bancorp)

Computation of Net Capital Pursuant to Rule 15c3-1

Under the Securities Exchange Act of 1934

December 31, 2015

Computation of Net Capital

Total stockholder's equity from statement of financial condition	$	8,111,327
Deduct stockholder's equity not allowable for net capital		—
Total stockholder's equity qualified for net capital		8,111,327
Add other deductions or allowable credits		—
Total capital and allowable subordinated liabilities		8,111,327
Deductions and/or charges:		
Total nonallowable assets		3,899,631
Capital charges for spot and commodity futures		—
Other deductions and/or charges		—
		3,899,631
Other additions and/or allowable credits		—
Net capital before haircuts on securities positions		4,211,696
Haircuts on securities:		
Contractual commitments		—
Subordinated debt		—
Exempt investment securities		—
Debt securities		17,386
Other securities		—
Other		154,543
		171,929
Net capital	$	4,039,767

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)	$	149,558
Minimum dollar requirement		250,000
Net capital requirement (greater of two amounts above)		250,000
Net capital		4,039,767
Excess net capital		3,789,767
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	3,815,430

Note: No material difference exists between the audited Computation of Net Capital and the corresponding schedules in the Company's unaudited December 31, 2015, Form X-17A-5, Part II-A filing

(Continued)

Schedule I

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

December 31, 2015

Computation of Aggregate Indebtedness		
Aggregate indebtedness from statement of financial condition	$	2,243,373
Add:		
Draft for immediate credit		—
Market value of securities borrowed where no equivalent is paid or credited		—
Other		—
Total aggregate indebtedness	$	2,243,373
Ratio – aggregate indebtedness to net capital		0.56 to 1.00

Schedule of Nonallowable Assets		
Receivables from broker-dealers and others, net	$	224,709
Prepaid expenses and other assets		1,324,462
Deferred tax assets		1,864,458
Property and equipment		197,519
Due from affiliates		288,483
Total nonallowable assets	$	3,899,631

See accompanying report of independent registered public accounting firm.

Schedule II

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of OFG Bancorp)
Computation for Determination of Reserve Requirements and

Information Relating to Possession or Control Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934
Year ended December 31, 2015

The Company has a clearing agreement (the Agreement) with Pershing LLC (Pershing). Under the terms of the Agreement, Pershing LLC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3(k)(2)(ii) for the year ended December 31, 2015.

See accompanying report of independent registered public accounting firm.



KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Oriental Financial Services Corp.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Oriental Financial Services Corp. (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments of $7,566.00 in Form SIPC-7 with respective electronic funds transfer to Securities Investor Protection Corporation dated January 27, 2016 noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the mutual funds distribution report and the monthly profit and loss statement, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the mutual funds distribution report and the monthly profit and loss statement, supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Juan, Puerto Rico
February 29, 2016

License No. 21
Expires December 1, 2016


E196930
COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
CPA
$5.00